Form C

Cover Page

Name of issuer:

Bracketology.tv, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/14/2022

Physical address of issuer:

3539 N Reta Ave
Chicago IL 60657

Website of issuer:

https://www.bracketology.tv/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

4.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$13,773.00	$0.00
Cash & Cash Equivalents:	$10,232.00	$0.00
Accounts Receivable:	$3,541.00	$0.00
Short-term Debt:	$102,187.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$53,099.00	$0.00
Cost of Goods Sold:	$35,928.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($89,662.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Bracketology.tv, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United

States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kaitlyn Hurley	Account Director	Wpromote	2021
Jonah Fialkow	CEO	Bracketology, LLC	2021
David Pawlan	Head of Partnerships	aloa	2021
Caleb DeRuiter	Associate Product Manager	Medline	2021
Jessica Dahlstrum	Director of Digital Media	Patagonia	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jonah Fialkow	CEO	2021
Jonah Fialkow	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Pawlan	0.0 None	34.5
Jonah Fialkow	0.0 None	34.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Neither Bracketology.tv, Inc. nor Bracketology, LLC is affiliated, associated, authorized, endorsed by, or in any way officially connected with ABC, ABC.com, or any of its subsidiaries or its affiliates. All logos, brands, and other trademarks or images featured or referred to within are the property of their respective trademark holders. Bracketology does not have express written permission from any of the networks (ABC/CBS/FOX etc.) to use their logos, images, trademarks, brands, or other content on Bracketology's sites. There is no official license agreement between Bracketology.tv, Inc. and any network/show for which Bracketology provides fantasy games.

The success of Bracketology.tv, Inc. depends on the popularity trend of reality television. We are dependent on an external factor, and although expanding into other reality TV shows will de-risk the company, we are still reliant on something we can't control. Any interruption in the availability of these reality TV shows could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. To that end, Bracketology.tv, Inc. is currently considering expanding its fantasy shows and entering into an agreement with a third party for the purchase of various domain names, social media accounts and a player list associated with ABC's The Bachelor series. As previously stated, Bracketology.tv, Inc. does not have any license agreement with ABC or any other television network.

Bracketology.tv, Inc.'s software development will be outsourced. External factors in the developers' countries have the potential to cause delays. Pivoting to other developers in the case of an emergency would cost a bit of time and money. Bracketology.tv, Inc. may not have the resources available to fix critical bugs at the time they arise. As Bracketology.tv, Inc. continues to expand, there remains a bit of a risk until it has a full-time internal development resource. Breaches of the company's platform and systems may materially affect client adoption and subject the company to significant negative reputational or operational consequences. Bracketology, LLC's user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cybercrimes are becoming increasingly common and aggressive which brings a parallel increase in risk.

Bracketology.tv, Inc. is an early-stage company incorporated on March 14, 2022. Accordingly, its operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in Bracketology.tv, Inc must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Bracketology.tv, Inc.'s need to conduct product development, and its need to expand its sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance its brand, expand its product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in its targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, Bracketology.tv, Inc will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity

of environmental resources, and competition. Bracketology.tv, Inc believes that the estimates prepared by it as to capital, personnel, equipment and facilities required for its operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the company. The likelihood of the success of Bracketology.tv, Inc must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Bracketology.tv, Inc. faces competition with respect to its key products that it seeks to develop or commercialize in the future. Bracketology.tv, Inc.'s eventual competitors to its fantasy reality TV platform include major fantasy sports companies worldwide, including DraftKings, FanDuel, Barstool, and ESPN, as well as the television show networks themselves. Many of its ur competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing fantasy platforms. These competitors may also in the future compete with Bracketology.tv, Inc. in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, Bracketology.tv, Inc.'s competitors may commercialize products more rapidly or effectively than it is able to, which would adversely affect Bracketology.tv, Inc.'s competitive position, the likelihood that its products will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products.

In order to respond to market changes, Bracketology.tv, Inc. management may from time to time make changes to the business of Bracketology.tv, Inc. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, Bracketology.tv, Inc may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on Bracketology.tv, Inc.'s business, results of operations and financial condition

Bracketology.tv, Inc. will continue its research and development activities for its initial product and begin its production operations which require capital. There is no certainty that the initial financing will be sufficient to establish that the initial product line is viable, in which case additional development financing will be required. After successful development of the initial product, Bracketology.tv, Inc. expects that it will need at least $1 million of additional capital in a seed/bridge round to grow and expand the business successfully, with additional platform development and user acquisition reach. If Bracketology.tv, Inc is successful, it will certainly have to obtain further additional capital beyond the foregoing to expand inventory and distribution reach. As such, it is absolutely certain that Bracketology.tv, Inc. will need additional financing. The ability of Bracketology.tv, Inc. to secure future capital will depend on many factors, including continued progress in product success, the cost of development and user acquisition, market requirements, advertising costs and fluctuations in reality TV popularity. Bracketology.tv, Inc. does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to Bracketology.tv, Inc. or its existing investors - particularly in light of current economic conditions, the availability of credit, and other sources of capital. Bracketology.tv, Inc. may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent Bracketology.tv, Inc. raises additional capital by issuing equity securities, its shareholders will experience dilution. If Bracketology.tv, Inc. raises funds through debt financings, they may become subject to restrictive covenants. If adequate funds are not available, Bracketology.tv, Inc. may be required to delay, scale back or eliminate its expansion or obtain funds through collaborative partners or others that may require Bracketology.tv, Inc. to relinquish rights to certain of its potential product offerings that they would not otherwise relinquish. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

Bracketology.tv, Inc. intends to add new services on its website, such as content creation or an e-commerce platform through the site. These or other new services could result in new costs of doing business. There could be new expenses associated with tackling new and different competition, meeting new infrastructure requirements and solving new legal and regulatory challenges. Bracketology.tv, Inc. cannot guarantee revenues earned from providing new services will cover potential expenses.

As Bracketology.tv, Inc. grows, its customer base could scale to hundreds of thousands of users, its website's infrastructure could need additional storage space, bandwidth, processing ability and speed. Additional other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If Bracketology.tv, Inc. is unable to resolve any technical glitch, the business and financial conditions could suffer.

Bracketology.tv, Inc.'s revenue model may be impaired or change. Bracketology.tv, Inc.'s success depends mainly on its ability to receive revenue from advertisements and sponsorships. Bracketology.tv, Inc. may generate but retain

some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If Bracketology.tv, Inc. does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

Bracketology.tv, Inc. does not plan to pay dividends to its shareholders in the near future and there is not any guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

Bracketology.tv, Inc.'s success is also dependent on its product innovation, including maintaining a robust pipeline of new products, advertising campaigns and marketing programs, including its ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs. There are not any assurances as to Bracketology.tv, Inc.'s ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Bracketology.tv, Inc.'s failure to make the right strategic investments to drive innovation or successfully launch its products or variants of established products could decrease demand for its products by negatively affecting consumer perception.

Bracketology.tv, Inc. owes a $200,000 payment to the founders of the original platform that must be paid off by April 2025. If payment does not occur by that time frame, the new leadership team will no longer maintain an equity interest in the Company, and in turn, will be disincentivized to continue to put full effort into the company's day-to-day operations.

Expanding Bracketology.tv, Inc.'s international presence is an important aspect of its plans for growth. With those efforts come potential costs and risks that could affect its business success. Bracketology.tv, Inc. does not have experience operating abroad and working with different languages, cultures, government regulations and legal systems. It may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to its business, protecting its intellectual property rights beyond the reach of U.S. protections, and navigating foreign tax laws that could be financially detrimental. Bracketology.tv, Inc. may not be able to meet its goals for international expansion.

Bracketology.tv, Inc. is a Delaware corporation that was incorporated on March 14, 2022 and authorized to issue 10,000,000 shares of common stock with a $.00001 par value. As of the date of this disclosure, none of the 10,000,000 shares of common stock have been issued and Bracketology.tv, Inc. does not have any assets.

Bracketology, LLC, is an Illinois limited liability company that is the current owner of and administrator of ASSETS. David Pawlan and Jonah Fialkow each own a 34.50% interest in Bracketology, LLC, and Kaitlyn Hurley owns a 10% interest in Bracketology, LLC.

Upon the initial proceeds from WeFunder, Bracketology.tv, Inc. will be recapitalized and the Articles of Incorporation will be amended so that the corporation is authorized to issue 4,000,000 shares of common A stock and 1,100,000 shares of common B stock. Common A stock and Common B stock shall be identical in all respects, except for Common A shall have voting rights and Common B shall not have voting rights. 800,000 shares of Common B stock will be allocated to an employee pool and 300,000 shares of Common B stock will be allocated for advisory board members.

Upon the aforementioned recapitalization, Bracketology.tv, Inc. shall issue 1,380,000 shares of Common A stock to David Pawlan, 1,380,000 to Jonah Fialkow, and 400,000 to Kaitlyn Hurley, being the initial founders of the corporation. David Pawlan and Jonah Fialkow will be the initial members of the board of directors and will hold the officer positions of Vice President/Secretary and President/Treasurer, respectively.

Bracketology, LLC will then redeem David Pawlan's, Jonah Fialkow's, and Kaitlyn Hurley's membership interest in Bracketology, LLC and sells substantially all of its assets to Bracketology.tv, Inc. in exchange for 840,000 shares of Common A stock of Bracketology.tv, Inc.

Upon the aforementioned, within Bracketology, LLC: Mary Roberts, Jess Dahlstrum, and Caleb DeRuiter will own >24% of the LLC.

Information provided regarding Officers, Directors, and Principal Owners has been included to reflect the LLC predecessor for which financial information has also been provided and which the above narrative discusses.

Bracketology.tv, Inc. has been in contact with Warner Brothers and is discussing a potential license for use of WB's trademarks. Until the license agreement is obtained, the company has removed all potential trademarked and copyrighted images from its website so as to protect the company from any further infringement claims.

Future success depends on the efforts of a small management team. The loss of

services of the members of the management team may have an adverse effect on the company. There are not any assurances that Bracketology.tv, Inc.will be successful in attracting and retaining other personnel it requires to successfully grow our business.

Bracketology.tv, Inc. may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, Bracketology.tv, Inc. may never undergo a liquidity event such as a sale of the company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

David Pawlan is a part-time officer. As such, it is likely that Bracketology.tv, Inc. will not make the same progress as it would if that were not the case. There are other part-time team members that Bracketology.tv, Inc. hopes to convert to full-time to spur progress after its next round raise.

David Pawlan is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 86% to custom software development to improve the existing web application as well as expand to future shows - develop additional web application for Big Brother to be launched Summer 2022, 10% for first test into paid marketing using targeted ads on social as well as CTV, 4% to Wefunder for fee

If we raise: **$200,000**

Use of Proceeds: 83.5% to custom software development to improve the existing web application as well as expand to future shows - develop additional web application for Big Brother to be launched Summer 2022 and Survivor + The Voice in Fall 2022, 12.5% for first test into paid marketing using targeted ads on social as well as CTV, 4% to Wefunder for fee

If we raise: **$1,070,000**

Use of Proceeds: 60% to custom software development to improve the existing web application as well as expand to future shows - develop additional web application for Big Brother to be launched Summer 2022, Survivor + The Voice in Fall 2022, and 6 additional shows in 2023, start development for a mobile application and V2 features for existing web app. 30% to salaries to build out Bracketology team (CEO, COO, Head of Growth, Head of Sales, Social Media/Content Creation). 6% for first test into paid marketing using targeted ads on social as well as CTV. 4% to Wefunder for fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess

consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see
Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),
which provides Investors the right to **preferred stock** in the Company (**"Preferred Stock"**),
when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **preferred stock**,
Investors will receive a number of shares of preferred stock calculated using the method that results in the greater number of **preferred stock**:

1. the total value of the Investor's investment, divided by
    1. the price of **preferred stock** issued to new Investors multiplied by
    2. the **discount rate** (70%), or
2. for investors up to the first **$100,000.00** of the securities, investors will receive a discount rate of 60.0%.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **preferred stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
2. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Stock.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

1. the Investor or
2. the majority-in-interest of all then-outstanding Safes with the same"Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    1. the Purchase Amount may not be amended, waived or modified in this manner,
    2. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    3. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	0	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Bracketology.tv, Inc. currently has no assets and doesn't own Bach Bracket. Bracketology.tv, Inc. is in the process of purchasing the assets of Bracketology, LLC (owner of Bach Bracket), and in return, Bracketology, LLC will be given an equity stake in Bracketology.tv, Inc.

Bracketology.tv, Inc. is a Delaware C Corp that was incorporated on 3/14/22 and authorized 10,000,000 shares with a $.00001 par value, but none of the 10,000,000 shares have been issued to officers of the Company or to Bracketology, LLC in exchange for its assets. Upon closing, Bracketology.tv, Inc. will issue 4 million total shares out of the 10 million authorized: 1,380,000 to David Pawlan, 1,380,000 to Jonah Fialkow, 400,000 to Kaitlyn Hurley, and 840,000 to Bracketology, LLC. Within Bracketology, LLC - Mary Roberts, Jess Dahlstrum, and Caleb Deruiter will own >24% of the LLC. These issued shares will be common stock and have voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend

upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Jonah Fialkow
Issue date	05/10/21
Amount	$1,799.00
Interest rate	0.0% per annum
Current with payments	Yes

Founder capital contribution. No maturity date or interest rate; expected to be paid back once the company is profitable and in good financial health.

Loan

Lender	David Pawlan
Issue date	05/10/21
Amount	$1,799.00
Interest rate	0.0% per annum
Current with payments	Yes

Founder capital contribution. No maturity date or interest rate; expected to be paid back once the company is profitable and in good financial health.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jonah Fialkow
Amount Invested	$1,799.00
Transaction type	Loan
Issue date	05/10/21
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Founder

Name	David Pawlan
Amount Invested	$1,799.00
Transaction type	Loan
Issue date	05/10/21
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related

notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Bracketology is the world's first centralized fantasy gaming platform for reality TV. Led by its first property, Bach Bracket (think Fantasy Football for The Bachelor franchise television shows), Bracketology plans to expand into additional reality tv shows (Survivor, Big Brother, The Voice, etc.) adding to its current base of over 580,000 unique users.

We will be the leading centralized fantasy gaming platform for all reality TV. Think about it, you don't use ESPN for fantasy football, Yahoo for fantasy baseball, and CBS for fantasy basketball: you use one platform for everything. We will scale into a true media company, providing means of entertainment, content, and everything reality TV.

Milestones

Bracketology.tv, Inc. was incorporated in the State of Delaware in March 2022.

Since then, we have:

- 🚀 Over 580k unique users on the platform, since its debut in 2016, $0 spent on user acquisition
- 🔥 2021: 217,000 Unique Users and 52% Email Open Rate
- 🤯 All this was done with no funding or full-time employees
- ✨ New management since May 2021, increasing average annual revenue by 531%
- 📈 Bracketology to expand to new shows: Survivor, Big Brother, The Voice, etc.
- 💪 Goal is to create one-stop-shop for all fantasy reality TV gaming, which currently doesn't exist

Historical Results of Operations

Our company was organized in March 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

Bracketology.tv, Inc. is a Delaware corporation that was incorporated on March 14, 2022 and authorized to issue 10,000,000 shares of common stock with a $.00001 par value. As of the date of this disclosure, none of the 10,000,000 shares of common stock have been issued and Bracketology.tv, Inc. does not have any assets.

Bracketology, LLC, is an Illinois limited liability company that is the current owner of and administrator of ASSETS. David Pawlan and Jonah Fialkow each own a 34.50% interest in Bracketology, LLC, and Kaitlyn Hurley owns a 10% interest in Bracketology, LLC.

Upon the initial proceeds from WeFunder, Bracketology.tv, Inc. will be recapitalized and the Articles of Incorporation will be amended so that the corporation is authorized to issue 4,000,000 shares of common A stock and 1,100,000 shares of common B stock. Common A stock and Common B stock shall be identical in all respects, except for Common A shall have voting rights and Common B shall not have voting rights. 800,000 shares of Common B stock will be allocated to an employee pool and 300,000 shares of Common B stock will be allocated for advisory board members.

Upon the aforementioned recapitalization, Bracketology.tv, Inc. shall issue 1,380,000 shares of Common A stock to David Pawlan, 1,380,000 to Jonah Fialkow, and 400,000 to Kaitlyn Hurley, being the initial founders of the corporation. David Pawlan and Jonah Fialkow will be the initial members of the board of directors and will hold the officer positions of Vice President/Secretary and President/Treasurer, respectively.

Bracketology, LLC will then redeem David Pawlan's, Jonah Fialkow's, and Kaitlyn Hurley's membership interest in Bracketology, LLC and sells substantially all of its assets to Bracketology.tv, Inc. in exchange for 840,000 shares of Common A stock of Bracketology.tv, Inc.

Upon the aforementioned, within Bracketology, LLC: Mary Roberts, Jess Dahlstrum, and Caleb DeRuiter will own >24% of the LLC.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, Bracketology, LLC had revenues of $53,099. Our gross margin was 32.34%.
- *Assets.* As of December 31, 2021, Bracketology, LLC had total assets of $13,733, including $10,232 in cash.
- *Net Loss.* Bracketology, LLC has had net losses of $88,663 for 2021

- *Net Loss.* Bracketology, LLC has had net losses of $89,662 for 2021.

- *Liabilities.* Bracketology, LLC liabilities totaled $102,000 for 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, Bracketology, LLC has been financed with $3,598 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Bracketology, LLC cash in hand is $1,625.73, as of May 2022. Over the last three months, revenues have averaged $1,755/month, cost of goods sold has averaged $4/month, and operational expenses have averaged $3,005/month, for an average burn rate of $1,254 per month. Our intent is to be profitable in 30 months.

Bracketology.tv, Inc. reported 0 financials because the company was incorporated on 3/14/22 and currently owns no assets, but this is going to change with the acquisition of Bracketology, LLC's assets in exchange for equity in Bracketology.tv, Inc. For the last 6 weeks of reported financials above, there was no show that was running, so revenues are drastically down for that reason.

From July-October, we expect revenues to be >$10,000 per month while we operate fantasy games for Big Brother and The Bachelorette (premiere first week of July) and Bachelor in Paradise along with Survivor/The Voice in the Fall. Expenses will be ~$50,000 to develop the additional show platforms for Big Brother/Survivor and improve the functionality of the current web application.

During show seasons, we have more cash coming in than we do going out, but we are not yet profitable. We have quite a bit of expansion that we need to do from a software development standpoint, as well as building out the Bracketology team and pay wages so that we can continue to grow and make this is a flourishing, sustainable business. We will need to raise a seed/bridge round of ~$1,000,000 within the next 4-6 months. This round will be broken into software development of new show platforms/additional features (60%), salaries to bring more full-time people to the Bracketology team (30%), and to spend money on paid user acquisition/marketing (10%). From there, we expect to be profitable in the next 30 months after all development is completed and an additional Series A round is funded 12 months from now.

The funds being raised through WeFunder are the first outside capital we have brought on. Bracketology has been bootstrapped to date, and we can cover short term cash burn through the revenue we bring in on a monthly basis during show seasons. We are raising capital to undergo rapid expansion and eventual profitability.

Any projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jonah Fialkow, certify that:

(1) the financial statements of Bracketology.tv, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Bracketology.tv, Inc. included in this Form reflects accurately the information reported on the tax return for Bracketology.tv, Inc. filed for the most recently completed fiscal year.

Jonah Fialkow
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
    A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
    B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
    C. engaging in savings association or credit union activities?☐ Yes ☑ No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company

therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.bracketology.tv//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Bracketology Uncapped SAFE Early Bird
- SPV Subscription Agreement
- Bracketology Uncapped SAFE Regular Bird

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Caleb DeRuiter

David Pawlan
Jessica Dahlstrum
Jonah Fialkow
Kaitlyn Hurley

Appendix E: Supporting Documents

ttw_communications_104632_031222.pdf
Bracketology.tv_inc_Cert_of_Inc..pdf
Bracketology_LLC_OA_-_Amendment.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Bracketology Uncapped SAFE Early Bird

SPV Subscription Agreement

Bracketology Uncapped SAFE Regular Bird

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Caleb DeRuiter

David Pawlan

Jessica Dahlstrum

Jonah Fialkow

Kaitlyn Hurley

Appendix E: Supporting Documents

ttw_communications_104632_031222.pdf
Bracketology.tv_inc_Cert_of_Inc..pdf
Bracketology_LLC_OA_-_Amendment.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bracketology.tv, Inc.

By

Jonah Fialkow

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Caleb DeRuiter

Head of Growth
5/27/2022

David Maxwell Pawlan

Head of Product
5/27/2022

Jonah Fialkow

CEO
5/27/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.